www.eclipsys.com

Three Ravinia Drive

Atlanta, GA 30346

VIA EDGAR

May 19, 2009

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Eclipsys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Form 8-K Filed February 24, 2009
File No. 0-24539

Dear Ms. Collins:

This letter sets forth Eclipsys Corporation’s (“Eclipsys” or the “Company”) responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2009 concerning Eclipsys’ Form 10-K for the fiscal year ended December 31, 2008. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the Staff’s comments immediately preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover page

1.	We note that you have incorporated by reference your Part III information to your proxy statement for your annual meeting. On your cover page, please ensure that you set forth an incorporation by reference section and as appropriate list the documents being incorporated as well as the part into which they are incorporated, such as Part III.

Eclipsys Response:

The Company acknowledges the Staff’s comment and advises the Staff that to the extent that information from the Company’s proxy statement is incorporated by reference into future Form 10-K filings, the Company will set forth an incorporation by reference section on the cover page thereto and will list the documents being incorporated, as well as the part into which they are incorporated, as appropriate.

Three Ravinia Drive, Atlanta, GA 30346 • 404.847.5000 • fax 404.847.5700 • info@eclipsys.com

Item 1A.	Risk Factors, page 12

2.	In a risk factor on page 22 entitled “we depend on licensees from third parties…” you disclose that you depend on licenses for some of the technology used in your software from a number of third party vendors, such as Microsoft. You also disclose that if you are not able to continue to use the technology under these licenses on commercially reasonable terms, you may have to discontinue or reduce software sales until you obtain an equivalent technology, which could hurt your business. Please tell us whether you are significantly dependent on one or more of the licenses you reference. If so, you should discuss the importance and the duration of this license in your business section. See Item 101(c)(1)(iv) of Regulation S-K.

Eclipsys Response:

There are two types of third party technology licenses relevant to the Company’s business: (i) licenses providing us with the ability to resell third party software to our clients and (ii) licenses covering technology tools that we use in creating our software. As noted in the risk factor, if we lost either type of license, or the vendor ceased support of the licensed technology, we would need to find alternatives, which would take time and cost money. However, the third-party licensed technology we use and re-sell is generally available on commercially reasonable terms to us and others, there are alternative sources of all of this technology or comparable technologies on commercially reasonable terms, we do not consider any of this technology to be a critical differentiator for us in the market, and none of this technology is a precondition to our ability to continue in business. Accordingly, at this time, we do not consider our business to be “significantly dependent” upon any of these licenses.

Item 7.	Management’s Discussions and Analysis of Financial Condition and Results of Operations

Executive Overview

About the Company, page 29

3.	You disclose in your definitive proxy statement that you award annual incentive compensation for your named executive officers, based upon attainment of specific performance objectives evaluating non-GAAP earnings per share, sales bookings, and customer satisfaction. However, in your MD&A you do not appear to provide a discussion of these or other key metrics that your management uses in assessing your performance and that would be material to investors. Please tell us what consideration you have given to expanding the executive overview section of your MD&A to include such a discussion. Please see Section III.A of SEC Release No. 33-8350 for further guidance.

Eclipsys Response:

The comment makes a general suggestion that we include in our executive overview of MD&A a discussion of the key metrics used by management in evaluating our financial condition and operating performance, and also specifically suggests that we discuss the performance objectives we use for non-equity incentive plan compensation for our named executive officers.

With respect to the general point, we note and appreciate the Staff’s suggestion, and we updated and enhanced our executive overview in our first quarter 2009 Form 10-Q. This additional disclosure included a detailed update on “Initiatives and Challenges for 2009” and a section on “Recent Performance and Outlook,” which provided a discussion of some key metrics (please see Exhibit A to this letter for the enhanced disclosure).

With respect to our 2008 incentive compensation plan performance objectives specifically, we believe that a discussion in the executive overview of these performance objectives (other than earnings, which is already discussed) would not provide additional meaningful insight to investors beyond the information already provided. Our view is that the bookings and customer satisfaction performance objectives that we use in connection with our incentive compensation plan are helpful in motivating executive performance in areas that we believe will contribute to the Company’s future success, but that these metrics themselves are not indicative of our financial condition and operating performance and do not provide meaningful context for the discussion and analysis of our financial statements. For these purposes, revenue growth trends, license revenue activity and related sales mix are more directly relevant to management; therefore we included an updated discussion on license revenues and sales mix trends in our overview section in our first quarter 2009 Form 10-Q. In reference to “bookings”, we refer to our response to comment #5.

4.	You appear to have various risks and challenges facing your company that are not fully discussed in your executive overview, nor the actions that you are taking to address these challenges. You discuss that in the second half of 2008, your customers were hit by poor performances in their investment portfolios, resulting in cash conservation by your clients that adversely affected your periodic software related fees revenue, and that continuation of these conditions will adversely affect your results of operations and your ability to improve profitability in 2009. Please tell us what thought you have given to disclosing this uncertainty as a known material trend or uncertainty in your executive overview, as well as the actions that you are taking to address this challenge. Additionally, we note that you have a risk factor entitled “[w]e operate in an intensely competitive market ….,” on page 16, in which you discuss that some competitors may have greater flexibility to compete aggressively on the basis of price. Recent reports also suggest you have experienced aggressive price competition by certain competitors trying to gain market share. Please tell us what thought you have given to discussing this as a material risk facing the company in your executive overview, if material. Please see Section III.A of SEC Release No. 33-8350 for further guidance.

Eclipsys Response:

We acknowledge the Staff’s comments and have expanded our discussion of these topics in the executive overview section in our first quarter 2009 Form 10-Q. We discussed in our Form 10-K, under the heading “Initiatives and Challenges for 2009” in our Business section, various material risks and challenges of particular current relevance to our management, as well as actions and initiatives that we are taking to address the risks and challenges discussed. This section includes a discussion of the effect on our clients and potential clients of recent adverse economic conditions, among other things. We added this “Initiatives and Challenges” discussion to the executive overview section in our first quarter 2009 Form 10-Q. We plan to maintain this kind of discussion in the executive overview section of our future Form 10-Q and Form 10-K filings.

With respect to the competition risk factor, the fact that some of our competitors have greater flexibility than we do to compete aggressively on the basis of price is a risk for us, and is therefore included, among many other matters, in our Risk Factors. However, we do not believe that aggressive price competition is a risk that needs to be also addressed in our executive overview because it is only one of many factors clients consider in making purchase decisions.

Results of Operations

2008 compared to 2007

Revenues Recognized Ratably, page 38

5.	We note that revenue recognized ratably is the majority of total revenues, (i.e., $334.3 million of $515.7 million), and increased 10.9%, or $32.8 million in fiscal 2008 due to new bookings in previous periods. You further state that future growth depends on future bookings in excess of previous levels. As your bookings in the current fiscal year will have a material impact on future growth, please tell us what thought you have given to providing a quantitative and qualitative discussion of bookings growth year-over-year, and also if any such increases were the result of new contracts versus add-ons of additional products to existing clients. Please also tell us what thought you have given to discussing organic versus inorganic bookings growth, in light of recent acquisitions.

Eclipsys Response:

In this context we used bookings to refer generally to new sales activity. Upon further reflection, the Company determined that the statement about future growth depending upon bookings (i.e. sales or new contracts with ratable revenue recognition) in excess of previous levels was self evident. Accordingly, we removed this statement from our first quarter 2009 Form 10-Q, and we do not plan to use this statement in future filings. We acknowledge the Staff’s comment and will continue to provide a discussion in future filings of material changes to our historical revenue trends as well as a discussion of expected revenue growth where appropriate.

The Company notes the importance of organic versus acquisition growth and therefore provided, in its first quarter 2009 Form 10-Q, revenue growth amounts for all three of our 2008 acquisitions to enable the reader to discern organic versus acquisition revenue growth. We provided this information for all revenue lines discussed in our first quarter 2009 Form 10-Q. We will continue to assess the need for similar disclosure in future filings.

6.	Similarly, please tell us what consideration you have given to providing a quantitative and qualitative discussion of changes in total backlog year-over-year, including disclosing both the outsourcing component and the backlog associated with software operations. We note that you have provided this information in your fourth quarter earnings calls for the last two fiscal year-ends.

Eclipsys Response:

We acknowledge the Staff’s comment and note we have discussed certain subjective quantitative “Backlog” information in annual earnings call commentary. “Backlog” information is one of many factors management and our investors consider when assessing projected revenue activity; however, we consider other factors such as sales mix, sales pipeline volumes, and organic growth trends more relevant. We also note there are subjective assumptions, such as renewal rates, CPI increases, and milestone assumptions, in our “Backlog” number which are not firm. Accordingly, given the subjective and un-firm nature of “Backlog” we have not provided a quantitative discussion in our Form 10-K Business section. We will continue to assess the need for qualitative “Backlog” related disclosure in future filings, but until we have more firm “Backlog” amounts, we do not expect to provide quantitative discussion in future filings regarding “Backlog”.

Item 8.	Financial Statements and Supplemental Data

General

7.	We note several references in your Form 10-K and in your earnings release filed on Form 8-K on February 24, 2009 to “adjustments” made to your financial statements, For example, we note the following:

•	On page 39 of your Form 10-K you refer to “nonrecurring adjustments from prior periods.”

•

On page 40 of your Form 10-K you disclose that you recorded an “incremental adjustment in the third quarter of 2008 of $1.7 million to correctly record certain third-party embedded software costs which were previously deferred.”

•	On page 59 of your Form 10-K you disclose that you revised the presentation of certain prior year deferred tax assets and liabilities.

•	In your Form 8-K you refer to “nonrecurring adjustments from prior years” and a “charge that was recorded as a result of the review of uncertain state tax positions.”

Please explain to us the nature of each of these adjustments and tell us how you concluded that restatement of your financial statements was not required. Refer to Staff Accounting Bulletin No. 99.

Eclipsys Response:

Our individual response to each page and comment referenced above is addressed specifically below. Each response discusses certain misstatements we identified in 2008 that related to prior periods. We contemporaneously evaluated the aggregate impact of all misstatements identified by us in 2008, in accordance with SEC Staff Accounting Bulletin No. 99 (“SAB 99”). SAB 99 requires management to assess both quantitative and qualitative aspects of identified errors in the financial statements. These guidelines require management to look beyond a numerical formula and assess all aspects of available information related to the issue. In determining whether multiple misstatements cause the financial statements to be materially misstated, SAB 99 requires the registrants to consider each misstatement separately and the aggregate effect of all misstatements. Accordingly, we assessed the quantitative and qualitative characteristics of the identified misstatements individually and in the aggregate. In addition, we considered Accounting Principles Board (“APB”) Opinion 28, paragraph 29, in determining materiality for the purpose of reporting the correction of an error, and evaluated the impact of all 2008 misstatements to our estimated 2008 results and determined the impact was not material. Accordingly, we recorded the correcting entry in the interim period identified. As a result of these reviews, we concluded that no prior period restatements were warranted. The net impact of the out-of-period adjustments made in 2008 was a reduction to pre-tax income of $0.4 million on reported pre-tax income of $17.1 million or 2.3%. From a qualitative perspective we considered the following:

•

correcting the identified misstatements in 2008 did not impact the Company’s ability to meet 2008 quarterly or annual analysts’ consensus EPS or revenue expectations for any period. Revenue and non-GAAP EPS are metrics that we understand analysts use to measure the Company’s performance;

•	the earnings and EPS trends on both a GAAP and Non-GAAP basis did not change when comparing 2008, 2007, and 2006 results;

•	the Company was in compliance with its debt covenants in 2008, with or without the impact of the misstatements and the Company had no outstanding borrowings until February 2008;

•	the misstatements do not change the “gross margin” trends for any period;

•	none of the affected periods’ results would change from income to a loss or vice versa;

•	the misstatements have no impact on the Company’s regulatory compliance;

•	the misstatements have no impact on management’s compensation in 2008; and

•	the misstatements do not involve concealment of an unlawful transaction.

Form 10-K Page 39 - “nonrecurring adjustments from prior periods”

On Page 39 of our Form 10-K we disclose that the increase in our 2008 third party costs includes the impact of “nonrecurring adjustments from prior periods”. These “nonrecurring adjustments”, totaling $1.4 million, represent the entries made to correct for prior period misstatements we discovered in accounting for deferred costs, including third party software and maintenance costs. The impact of correcting these prior period misstatements was to increase “cost of revenues” in 2008 by $1.4 million. This $1.4 million is included in the 2008 aggregate net adjustment with a pre-tax impact of $0.4 million discussed above.

Form 10-K Page 40 - “incremental adjustment in the third quarter of 2008 of $1.7 million”

On Page 40 of our Form 10-K we disclose that the increase in our hardware costs in 2008 includes the impact of an “incremental adjustment in the third quarter of 2008 of $1.7 million”. This “incremental adjustment” was made to account for an error we discovered in accounting for costs related to third party software, which is loaded on to hardware sold to our customers. We discovered, for certain sales where the hardware had been shipped and revenue recognized, that the related third party software costs either were not expensed in the same period or had been incorrectly capitalized and amortized over the contract life. The impact of correcting this prior period misstatement was to increase “cost of hardware” in 2008 by $1.7 million, which is included in the 2008 aggregate net adjustment with a pre-tax impact of $0.4 million discussed above.

Form 10-K Page 59 - Revised Presentation of Certain Prior Year Deferred Tax Assets and Liabilities

On Page 59 of our Form 10-K we disclose that we revised the presentation of certain prior year deferred tax assets and liability balances. This disclosure relates to an incorrect presentation of deferred tax asset and liability balances in accordance with paragraph 42 of Statement of Financial Accounting Standard (“SFAS”) 109 in our 2007 financial statements. This balance sheet classification error had no impact on revenues, operating income or net income for any period.

We evaluated the misstatement in accordance with SAB 99 and concluded that it was not material for restatement of our prior year financial statements. Accordingly, in our 2008 Form 10-K we revised the 2007 balance sheet to correct the misstatement.

The impact of the misstatement was a gross up to total assets and liabilities of $28.7 million. The misstatement resulted in less than a 1% and 2% impact on 2007 previously reported current assets and current liabilities, respectively, which is not material. The impact of the misstatement on 2007 previously reported total assets and total liabilities is an overstatement of 6.2% and 13.8%, respectively. While these percentages exceed 5%, we do not believe, when also considering qualitative factors, the amounts are material. Factors considered include the misstatement had no impact on earnings and an immaterial impact on working capital, total assets and total liabilities are not important metrics used to measure performance, and the 2007 footnote disclosure did not require revision. We also considered the other qualitative factors described in SAB 99, none of which indicated that this misstatement was material.

Form 8-K “nonrecurring adjustments from prior years”

The “nonrecurring adjustments from prior years” disclosed in our Form 8-K represents the aggregate effect of the out-of-period adjustments ($0.8 million reduction to net income) made to correct all misstatements identified by us and recorded in the third quarter 2008, which relate to prior periods and were disclosed in our third quarter 2008 earnings Form 8-K filed November 5, 2008. This $0.8 million is included in the 2008 aggregate net adjustment with a pre-tax impact of $0.4 million discussed above. In the fourth quarter of 2008, we identified certain other immaterial misstatements that reduced the third quarter $0.8 million impact to a $0.4 million annual impact.

From 8-K “charge [that] was recorded as a result of the review of uncertain state tax positions”

The “charge [that] was recorded as a result of the review of uncertain state tax positions” is not the result of a correction of a misstatement from prior periods. It is a charge to earnings and related increase to our income tax liability account in 2008 for $1.5 million as a result of updating our estimates of uncertain state income tax positions in accordance with FASB Interpretation 48 “Accounting for Uncertainty in Income Taxes”. Accordingly, this charge was not included as part of our SAB 99 assessments discussed above.

Note B – Summary of Significant Accounting Policies

Revenue Recognition, page 61

8.	We note your disclosure on page 62 where you indicate that you recognize revenue when “… remaining obligations under the agreement are insignificant.” Please describe the nature of these obligations and tell us how you determined that the obligations were insignificant. As part of your response, tell us how you determined that it was appropriate to recognize this revenue in light of the outstanding performance obligation and refer to the authoritative guidance you relied upon when determining your accounting. Also, tell us the amount of revenue recognized under such obligations for each period presented.

Eclipsys Response:

The change referenced in our 2008 revenue recognition policy footnote was added as a result of the February 2008 acquisition of Enterprise Performance Systems Inc. (EPSi). The EPSi contracts contain a standard acceptance clause relating to the conformity of the implemented software to product documentation. Accordingly, we evaluated the EPSi acceptance clause in accordance with AICPA Statement of Position 97- 2, the AICPA Technical Practice Aid no. 5100.67 “Customer Acceptance and Software Revenue Recognition” and SEC Staff Accounting Bulletin No. 104 and concluded this standard acceptance clause does not preclude revenue recognition as there is no uncertainty about customer acceptance of the software.

License revenue recorded in 2008, by quarter, for EPSi applications sold with a customer acceptance clause was as follows:

Q1	Q2	Q3	Q4
—	$2.8M	$2.6M	$1.9M

In reaching our conclusion, we also considered that the EPSi acceptance measurement criteria state that the software will substantially conform as implemented to the applicable contractually defined standard product documentation. Prior to becoming generally available, all software is tested to ensure compliance with product documentation. As such, this acceptance criterion does not extend our obligations beyond the standard contractual product warranties contained within the arrangement. Accordingly, we concluded the standard acceptance clause provision does not impair revenue recognition when all other criteria of revenue recognition are met.

Note D - Investments, page 70

9.	We note your disclosures on page 71 and throughout your Form 10-K which indicate that a third party appraisal firm provided an estimate of the fair value of the auction rate securities and the put option. As you appear to have open registration statements which incorporate by reference this Form 10-K, please describe the nature and extent of the third party appraiser’s involvement in the determination of the fair value of these instruments and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act Sections at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Similar concerns apply to your reference on pages 75 and 86 to the third party appraisal used to value the acquired intangible assets and acquired in process research and development.

Eclipsys Response:

The Company engaged a third party valuation firm to assist in the determination of the estimated fair value of our Auction Rate Securities (ARS), our acquired intangible assets and our in-process research and development charge. However, management is responsible for the valuation of these assets and the related methodology and assumptions used in the determination of the estimated fair value. We confirm that we did not place reliance on the related third party appraisers as experts in any of these instances, and accordingly, were not required to obtain a consent from the third party and file such as an exhibit to our open Registration Statements pursuant to Rule 436(b) of Regulation C. We revised our disclosure in our first quarter 2009 Form 10-Q to avoid any confusion with respect to the fact we are not placing reliance on a third party (as an expert) in the determination of the fair value of these assets.

10.	We note that you have concluded that the auction rate securities purchased from Goldman Sachs are temporarily impaired. Please explain the factors you considered when concluding that the impairment is not other than temporary. As part of your response, tell us how you considered paragraph 13 of FSP SFAS 115-1 and SAB Topic 5M. Also, tell us what consideration you have given to providing more detailed disclosure describing how you concluded that the impairment is temporary.

Eclipsys Response:

In evaluating our ARS purchased from Goldman Sachs for other than temporary impairment, as of December 31, 2008, we considered several factors in accordance with FSP SFAS 115-1 and SAB Topic 5M including the duration of time and the extent to which the market value has been less than cost, the credit ratings of the securities, the Company’s intent and ability to retain the investments for a period of time sufficient to allow for any anticipated recovery in market value, and the cause of the impairment. These factors did not lead the Company to conclude that an other-than-temporary impairment exists.

As of December 31, 2008, the securities were comprised of $64.8 million of “triple A” rated pools of student loans and $15.5 million of “Baa3” rated pools of student loans. These underlying securities continue to pay principal and interest in accordance with their contractual terms. In addition, substantially all of the underlying student loans are covered by the Federal Family Education Loan Program. The Company has the intent and ability to hold the ARS until such time as successful auctions occur or secondary markets allow for a sufficient price to recover substantially all of the par value. As of December 31, 2008 the company had a cash balance of $108.3 million and access to an additional $18.1 million under its revolving credit agreement. We had positive cash flow from operations over the past three years of $73.4 million, $70.2 million and $26.6 million, respectively. Our cash balance increased to $111.8 million as of March 31, 2009. The Company does not anticipate the need to sell these securities below par value in order to operate its business. We enhanced our temporary impairment assessment disclosure in our first quarter 2009 Form 10-Q as noted below:

“In evaluating our ARS purchased from Goldman Sachs for other than temporary impairment, as of March 31, 2009, we considered several factors in accordance with FSP SFAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and Staff Accounting Bulletin (“SAB”) Topic 5M, “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” including the duration of time and the extent to which the market value has been less than cost, the credit ratings of the securities, the Company’s intent and ability to retain the investments for a period of time sufficient to allow for any anticipated recovery in market value, and the cause of the impairment. We believe these investments continue to be of high credit quality, and we currently have the intent and ability to hold the ARS until such time as successful auctions occur, secondary markets allow for a sufficient price to recover substantially all of our par value, or our put option becomes exercisable. Accordingly, we have classified these securities as long-term investments in our condensed consolidated balance sheet. The Company has concluded that no other-than-temporary impairment losses occurred for the three month period ended March 31, 2009. The Company will continue to analyze its ARS purchased from Goldman Sachs each reporting period for impairment and it may be required to record an impairment charge in the condensed consolidated statement of operations if the decline in fair value of the Goldman Sachs purchased ARS are determined to be other-than-temporary.”

11.	Consider revising your disclosures to clarify how the fair value of the auction rate securities was determined. Your disclosures should describe the key assumptions used in the valuation and should explain how auction rate failures and illiquidity impacted the fair value determination. That is, indicate how failures are factored into the methodologies used to determine the securities fair value and whether you considered any illiquidity discounts. Please see the March 2008 sample letter sent by the Division of Corporation Finance which highlights some of the disclosure matters that you may want to consider when applying the guidance in SFAS 157 given the judgment you must apply in using unobservable inputs to determine the fair value of your investments.

Eclipsys Response:

In our Form 10-K, the Company disclosed we considered the following key assumptions used in determining the value of our ARS: credit quality, duration, insurance wraps, future cash flows and the likelihood of redemption. We accounted for illiquidity by using a discount rate within the valuation, with an additional spread representing the additional required rates of return investors would have for certain securities to hold those securities in an illiquid environment. After considering the Staff’s comment, we expanded our disclosure in our first quarter 2009 Form 10-Q to include the following:

“We accounted for illiquidity by using a discount rate within the valuation, with an additional spread representing the additional required rates of return investors would have for certain securities to hold those securities in an illiquid environment.”

Although we expanded our disclosure in our first quarter 2009 Form 10-Q, we did not change our approach to determining the fair value of these securities.

We acknowledge the Staff’s comment and confirm to the Staff that while drafting our financial statement disclosure relating to SFAS 157 in our Form 10-K, we considered disclosure suggestions from the March 2008 sample letter sent by the Division of Corporation Finance. We believe we materially complied with the content of the letter; however, upon further review, we note that we could have expanded our disclosure to include the model we used to value our Level 3 ARS and whether there were any material changes made to the model during the year. We also note that we did not provide a detailed description of the valuation techniques used for our Level 1 securities. We believe given the nature of our Level 1 securities, which consist of money market funds and treasuries, a reader would be able to readily determine how fair value is measured for these type investments. We do not believe our disclosure was materially incorrect by not having provided this expanded disclosure. However, in future filings we will expand our disclosure to comment on our Level 3 valuation model and provide more detail on the valuation of our Level 1 securities. We supplementally disclose that we used a trinomial model for the valuation of the ARS and there were no material changes to the model during the year.

Note M - Income Taxes, page 81

12.	We note that you reversed the majority of your valuation allowance in the third quarter 2008 and reversed an additional amount in the fourth quarter. The disclosure in your Form 8-K filed on February 24, 2009 indicated that “the fourth quarter actual results were lower than anticipated resulting in release of additional valuation allowance in the fourth quarter of 2008.” Please explain to us why lower anticipated results would result in an additional reversal.

Eclipsys Response:

We supplementally note, the Company determined in the third quarter ended September 30, 2008 that it was more likely than not the Company would realize its U.S. deferred tax assets. The total expected reversal of the valuation allowance for these deferred tax assets was $86.9 million. Accordingly, in the third quarter, the Company recorded a discrete benefit for the amount of valuation allowance release attributable to deferred tax assets (“DTA”) expected to be realized in the years beyond 2008 (excluding the fourth quarter 2008) of $81.3 million. The interim tax period accounting followed by the Company is in accordance with paragraph 20 of Accounting Principles Board Opinion No. 28 “Interim Financial Reporting” and FASB Interpretation Number 18 “Accounting for Income Taxes in Interim Periods”. The Company’s effective tax rate (“ETR”) for 2008 was estimated to be near zero. In its ETR computation, the Company projected pre-tax earnings in the fourth quarter and therefore did not release the portion of the valuation allowance of $5.6 million established to cover net operating loss DTA’s sufficient to offset the projected income tax expense on fourth quarter earnings. This would have resulted in the Company’s effective tax rate for the fourth quarter being near zero, as originally estimated. However, the Company’s fourth quarter 2008 earnings were substantially lower than projected, and the release of the remaining valuation allowance resulted in a much higher effective tax rate for the quarter. It should be noted that although the fourth quarter earnings were lower than projected, the overall release of the valuations allowance of $86.9 million in 2008 is supported by sufficient sources of taxable income in the future.

Note R – Quarterly Financial Information (Unaudited), page 89

13.	Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

Eclipsys Response:

We acknowledge the Staff’s comment that Item 302(a)(1) of Regulations S-K requires the presentation of gross profit. However, we have elected to report costs directly associated with our “systems and services revenues” and “hardware revenues” as separate captions in our financial statements to enable users to compute a “gross profit” on these revenue sources, which, pursuant to Question 3 of SAB Topic 6.G, satisfies the requirement of Item 302(a)(1). We advise the Staff that we will revise our annual “Quarterly Financial Information” footnote disclosure in future filings to include “cost of systems and services” and “cost of hardware” to enable the users of the financial data to compute gross profit.

Item 11.	Executive Compensation, page 91 (incorporated by reference to your proxy statement for your 2009 annual meeting)

Compensation Discussion and Analysis

Incentive Compensation, page 17

14.	We note that you have not disclosed the annual corporate performance targets, i.e., non -GAAP earnings per share, sales bookings, and client satisfaction, on which your annual cash incentive compensation is based. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a competitive harm analysis supporting your decision to not disclose the targets.

Eclipsys Response:

As disclosed in the Company’s 2009 proxy statement, the Company’s 2008 incentive compensation plan was to be funded based upon the Company’s non-GAAP earnings, and if the plan were funded, individual payments would be determined based upon actual performance against performance objectives defined in terms of non-GAAP earnings, bookings, and client satisfaction. The proxy statement further discloses that (i) the minimum non-GAAP earnings per share required to provide any funding of the incentive compensation plan was $0.85, at which level the plan would have been funded at 50% of target; (ii) the Company did not reach that level of non-GAAP earnings; and therefore (iii) the incentive compensation plan was not funded and no incentive payments were made. Because the plan was not funded and no incentive compensation was paid, the incentive plan performance objectives were not relevant to 2008 compensation disclosed in the Summary Compensation Table for that year, and accordingly, we did not provide additional information about the performance objectives. We advise the Staff that when and if payments under a performance-based incentive compensation plan are made to named executive officers, the Company will disclose in the Compensation Discussion & Analysis section the performance targets, to the extent they are material to an understanding of the compensation disclosed in the Summary Compensation Table, unless the Company determines that the performance targets reflect trade secret and/or commercial or financial information, disclosure of which would result in competitive harm to the Company and is therefore not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in which case, pursuant to Instruction 4 to Item 402(b), we will discuss the difficulty of achieving the undisclosed target levels.

Item 15.	Exhibits, Financial Statement Schedules, page 93

Exhibits 10.22

15.	You disclose that you have requested confidential treatment for portions of this exhibit. However, it appears that the confidential treatment order granting this request expired March 8, 2007 and no extension has been submitted. Please confirm if you still require confidential treatment for this agreement.

Eclipsys Response:

We advise the staff that confidential treatment is no longer required for this exhibit; and that we re-filed the un-redacted exhibit with our first quarter 2009 Form 10-Q.

Signatures, page 96

16.	Your attention is directed to your signature block. General Instructions D.(2)(a) to Form 10-K and the signature block of Form 10-K require that the Form 10-K be signed by the registrant and on behalf of the registrant by the principal executive officer, principal financial officer, your controller or principal accounting officer, and by at least a majority of the board of directors. You appear to be missing the latter signatures –the signatures that are “on behalf” of the registrant. Please advise or revise.

Eclipsys Response:

The Company inadvertently omitted the signature block text stating the signatures are “on behalf” of the Company; however, the Company notes that the Form 10-K was signed by each director, the principal executive officer and the principal financial and accounting officer. The Company advises the Staff that the following language will be added to the signature page of future Form 10-K filings: “Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.”

*  *  *

In response to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (404) 847-5980.

Sincerely,

/s/ W. David Morgan
W. David Morgan
Interim Chief Financial Officer

cc:	Ms. Christine Davis, Assistant Chief Accountant
Ms. Kari Jin, Staff Accountant
Ms. Barbara Jacobs, Associate Director
Mr. Kevin Dougherty, Staff Attorney
Brian W. Copple, Esq. (Eclipsys)
Robert M. Saman, Esq. (Eclipsys)

Exhibit A

Excerpt from Eclipsys Corporation’s first quarter 2009 Form 10-Q:

EXECUTIVE OVERVIEW

About the Company

Eclipsys is a leading provider of advanced integrated clinical, revenue cycle and performance management software, and professional services that help healthcare organizations improve clinical, financial, and operational outcomes. We develop and license proprietary software and content that is designed for use in connection with many of the key clinical, financial and operational functions that healthcare organizations require. Among other things, our software:

•	enables physicians, nurses and other clinicians to coordinate care through shared electronic medical records, place orders and access and share information about patients;

•	helps our clients optimize the healthcare revenue cycle, including patient admissions, scheduling, invoicing, inventory control and cost accounting;

•	supports clinical and financial planning and analysis; and

•	provides information for use by physicians, nurses and other clinicians through clinical content, which is integrated with our software.

We also provide professional services related to our software. These services include software implementation and maintenance, outsourcing, remote hosting of our software, as well as third-party healthcare information technology applications, technical and user training and consulting.

With the exception of hardware revenues, we classify our revenues in one caption (systems and services) in our statement of operations since the amount of license revenue related to traditional software contracts is less than 10% of total revenues and the remaining revenue types included in this caption relate to bundled subscription arrangements and other services arrangements that have similar attribution patterns for revenue recognition. Our income statement items of revenue are as follows:

•

Systems and services revenues include revenues derived from a variety of sources, including software licenses and contractual software maintenance, and professional services, which include implementation, training and consulting services. Our systems and services revenues include both “subscription” software license revenues and software maintenance revenues (which are recognized ratably over the contractual term) and license revenues related to “traditional” software contracts (which are generally recognized upon delivery of the software and represent less than 10% of total revenues). For some clients, we host the software applications licensed from us remotely on our own servers, which saves such clients the cost of procuring and maintaining hardware and related facilities. For other clients, we offer an outsourced solution in which we assume partial to total responsibility for a healthcare organization’s information technology operations using our employees. Margins on the license and maintenance revenue are generally significantly higher than margins on the professional services revenues.

•

Hardware revenues result from our sale of computer hardware to our clients in connection with their implementation of our software. We purchase this hardware from suppliers and resell it to our clients. As clients elect more remote-hosted solutions, clients’ need for hardware is reduced and future hardware revenues may be negatively impacted. The amount of hardware revenues, and the proportion of our total revenues that they represent, can vary significantly from period to period. Margins on hardware revenues are generally significantly lower than margins on systems and services revenues.

We market our software to healthcare providers of many different sizes and specialties, including community hospitals, large multi-entity healthcare systems, academic medical centers, outpatient clinics and physician practices. Most of the top-ranked U.S. hospitals named in U.S. News & World Report’s Honor Roll use one or more of our solutions.

We continue to focus on expanding our international business, including our operations in India and sales of our solutions outside of North America, such as the Asia-Pacific region and the Middle East. As of March 31, 2009, our India operations have expanded to include two offices and approximately 700 employees. We believe that India provides access to educated professionals to work on software research, development and support, as well as other functions, at an economically effective cost, and also represents a potential new market for our software.

Business Environment

Our industry, healthcare information technology, is highly competitive and subject to numerous government regulations and industry standards. Sales of Eclipsys’ solutions can be affected significantly by many competitive factors, including the features and cost of our solutions as compared to the offerings of our competitors, our marketing effectiveness, and the success of our research and development of new and enhanced solutions. We anticipate that the healthcare information technology industry will continue to grow and be seen as a way to curb growing healthcare costs while also improving the quality of healthcare.

Recent disruptions in U.S. and international financial markets have adversely affected the availability of capital for our clients and potential clients, which could negatively impact our sales. In addition, current economic conditions are motivating some clients and potential clients to prefer software subscription contracting to traditional licensing arrangements and we try to be flexible in accommodating clients’ needs, including through structuring transactions as subscriptions. Given that periodic revenue from traditional license arrangements carries high margins and contributes significantly to overall profitability in the transaction period, this client contracting preference may affect our profitability in 2009.

Economic factors contributed to disappointing results for us in the fourth quarter of 2008, and we have responded with various initiatives to reduce and control our expenses, including headcount reductions to better align with current anticipated business conditions. However, the difficult economy, client financial challenges, and significant development requirements, combined with the positive effects of the HITECH Act have resulted in an unusual business environment that makes planning and forecasting challenging.

Initiatives and Challenges for 2009

The HITECH Act

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (ARRA) was signed into law. This was an important event for Eclipsys and the health information technology industry in general because a portion of ARRA known as the HITECH Act provides financial incentives for hospitals and doctors that are “meaningful EHR users,” which includes use of health information technology systems that are “certified” according to technical standards developed under the supervision of the Secretary of Health and Human Services. In addition, the HITECH Act (i) requires governmental agencies that implement, acquire or upgrade health information technology systems used for the exchange of individually identifiable health information between federal entities and agencies and with non-federal entities to utilize systems that are certified according to such standards, and (ii) requires governmental agencies to require in contracts with health care providers, health plans, and insurers that as the providers, health plans, and insurers implement, acquire or upgrade health information technology systems, they use systems that are certified according to such standards. Although the HITECH Act says that private entities are not legally required to adopt or comply with the standards adopted by the Secretary of Health and Human Services, we believe that the HITECH Act’s requirements for Federal agencies and financial incentives for healthcare providers make compliance with these standards a de facto business requirement for us and our competitors.

The HITECH Act provides the potential for aggregate payments over a period of approximately four or five years beginning in 2011 of up to approximately $10 million to qualifying hospitals (based upon a formula that takes into account various factors including total discharges and Medicare and charity patient volumes) and $44,000 to qualifying physicians. These are significant sums for many of those qualified to receive them, particularly in what is otherwise a challenging economic environment, and have provided a strong incentive for many hospitals and doctors to consider implementing HIT systems. We have noticed some increased interest in our offerings in response to this stimulus and we are hopeful that as the regulations to be implemented pursuant to the HITECH Act are written and the practical parameters of these programs come into focus, we will share in a demonstrable increase in market activity.

In order to take advantage of this opportunity, we will need to ensure that our software meets the certification standards described above. This will require additional development investments, which could displace other important initiatives due to the short timeline before stimulus funds become available to meaningful EHR users. If we falter in our efforts to meet the certification standards, we may breach some client commitments and find ourselves at a competitive disadvantage.

CCHIT

The Certification Commission for Healthcare Information Technology (CCHIT) is a private non-profit organization formed to accelerate the adoption of robust, interoperable healthcare information technology throughout the United States by creating an efficient, credible, sustainable mechanism for the certification of healthcare IT products. CCHIT develops criteria for healthcare IT products based upon standards for such products established by various standards development organizations, and then tests products for adherence to the criteria. Products that pass the test are CCHIT “certified.” Certification for a product lasts for two years and must then be renewed, and the standards applicable to products evolve and become more demanding over time. CCHIT has published certification criteria for only a limited number of products to date, but will continue to add products to its certification list. CCHIT certification is an important factor to many clients and potential clients in our target market and we believe that failure to have certified products and to demonstrate compliance plans for products that are not certified could put us at a competitive disadvantage. In addition, CCHIT criteria may be used as, and/or overlap with, standards for certification of health information technology systems under the HITECH Act. Accordingly, we are devoting significant resources to conforming our software to current and anticipated CCHIT criteria. This requires us to allocate scarce resources and may mean that other important development initiatives are delayed or foregone.

Performance Management

To help clients address their needs to operate more efficiently in today’s challenging environment, and to differentiate our capabilities, we plan to emphasize development and marketing of our performance management suite of solutions, comprising of Sunrise EPSi TM, Sunrise Patient Flow TM and Sunrise Clinical Analytics TM. These solutions help healthcare organizations streamline and automate manual processes required to gather, analyze and display enterprise-wide information. They also enable hospital senior and department level management to more easily identify areas requiring intervention and to improve clinical quality, regulatory compliance, cost-efficiency, resource utilization and patient satisfaction. We think an integrated performance management offering can be a competitive differentiator for us, but it will require an investment to develop what were designed as independent applications into an integrated solution.

Speed to Value

Some of our software is complex and highly configurable and many clients value our ability to adapt the software to their specific needs. However, this high degree of configurability can result in significant implementation costs, which can make our offering too expensive for some clients. Our ability to reach our goals for expansion into smaller clients and in the international market, and to sell to clients with budgetary constraints, depends upon our ability to develop less costly ways of implementing our most complex software. We are currently deploying a new “speed to value” implementation methodology that we have recently developed to address this issue.

International Initiatives

We continue to focus on expanding our international business, including our operations in India and sales of our solutions outside of North America, such as the Asia-Pacific region and the Middle East. We achieved some initial success with our sale of Sunrise Clinical Manager to SingHealth, the largest healthcare provider in Singapore. Our performance at SingHealth is being closely monitored in the region, and could prove to be a catalyst to help us drive business in new international markets. These international initiatives are important to our ability to grow our business and require that we oversee development and client support capabilities in a high quality and cost-effective manner. We expect to face challenges building brand-name recognition and adapting our software solutions to new international markets.

Acquisitions Integration

Integrating the three companies we acquired in 2008 will present challenges. The anticipated benefits from these acquisitions may not be achieved, and the diversion of management’s attention and any difficulties encountered in the transition process could negatively impact our business. These companies are relatively small and the Peak Practice and Patient Flow offerings in particular are not yet well established in the market, so additional investment is required and there is risk that our expectations for these companies may not be met. However, with Peak Practice, we now have a solution for the independent physician practice market, which we believe has potential to be a high growth area for us, especially given the ARRA, as discussed above.

Recent Performance and Outlook

We recorded $11.0 million of software license revenues in the quarter representing a 32.1% increase compared to the first quarter in 2008. These positive results were impacted by large enterprise deals closed in the quarter and by $2.1 million of contribution from our 2008 acquisitions. This revenue stream can fluctuate dramatically from quarter to quarter depending on whether we are able to record the license revenue at contract signing, which is dependent on each individual customer’s contract terms. Therefore it is difficult to project license revenues in future quarters.

Due to the strong license revenues noted above, we had a great mix of higher margin sales activity in the quarter. Our sales team produced in the quarter as we signed new enterprise clients, closed significant renewal contracts, and added many new performance management clients. In terms of the new contracts we signed in the quarter measured in dollars, 52% were from new clients and 80% in our core clinical business.

We had a very strong collections quarter which sequentially decreased our days sales outstanding by 8 days to 78 days. Operating cash flows were $19.7 million compared to $6.9 million in the first quarter 2008, which was negatively impacted by payouts from our corporate bonus plan.

We continue to improve our customer ratings as evidenced in April 2009 when KLAS released its CPOE Digest for 2009 which highlighted Eclipsys leadership position in: (1) total number of physicians who utilize our computerized physician order entry (“CPOE”) solution (2) percentage of our CPOE client base using the solution and (3) the highest physician satisfaction from clients who use our CPOE solution.

Our total revenues of $130.2 million in the first quarter 2009 were 4.7% higher than the first quarter 2008. The net loss for the quarter of $0.9 million includes a $5.4 million restructuring charge. Overall, we are pleased with the results and remain cautiously optimistic about results for 2009. Although we were pleased with the quarter, we note results by quarter can vary due to the timing of license revenues and capitalized software labor deferrals, which also can fluctuate based on project activity and release dates. We expect the positive impact of these two areas in the first quarter to decrease in the second quarter 2009.